Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

September 13, 2006

Item 3  News Release

A press release was issued on September 13, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On September 13, 2006, the Company announced that in response to its August 28, 2006 Offer to Purchase and Consent Solicitation Statement, it has received tenders from holders representing in excess of 66 2/3 per cent of its Series D senior unsecured 7.10% notes due November 14, 2007. The tenders were accompanied by consents to permit the Company to amend certain terms of the purchase agreement under which the Series D notes were issued in 1997. Those amendments will become operative upon the Company’s acceptance of the tendered notes for payment and delivery of its written consent to the amendments.

The tender offer will remain open until September 26, 2006, or as otherwise extended by the Company. Those holders who have not yet tendered their notes and delivered their consents to the proposed amendments will have more than five (5) business days from the date of their receipt of this notice to accept the Company’s offer, as is required under Section 8.6 of the original Series D purchase agreement. Holders who do not tender their Series D notes will be bound by the amendments notwithstanding that they have not provided their consent.

The Company also announced that the Total Consideration (as defined in the Offer to Purchase and Consent Solicitation Statement) per $1,000 principal amount of Series D notes tendered will be $1018.60. Holders who tender their Series D notes prior to expiration of the tender offer will receive the Total Consideration, plus accrued and unpaid interest from the date of the last interest payment up to the date of payment. Holders who do not tender their Series D notes will receive the Consent Payment, as defined in the Offer to Purchase and Consent Solicitation Statement.

Neither the Company nor its Board of Directors makes any recommendation in connection with the Offer to Purchase or the Consent Solicitation Statement, issued following execution of the proposed plan of arrangement with Rome Acquisition Corp., a wholly owned subsidiary of Georgia Gulf Corporation.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

September 15, 2006

SCHEDULE “A”

ROYAL GROUP ANNOUNCES RESULTS OF 7.1% SENIOR UNSECURED NOTE TENDER AND TOTAL CONSIDERATION CALCULATION

TORONTO, Sept. 13/CNW/BusinessWire/ - Royal Group Technologies Limited (RYG - TSX; NYSE) today announced that in response to its August 28, 2006 Offer to Purchase and Consent Solicitation Statement, it has received tenders from holders representing in excess of 66 2/3 per cent of its Series D senior unsecured 7.10% notes due November 14, 2007. The tenders were accompanied by consents to permit Royal Group to amend certain terms of the purchase agreement under which the Series D notes were issued in 1997. Those amendments will become operative upon the Company’s acceptance of the tendered notes for payment and delivery of its written consent to the amendments.

The tender offer will remain open until September 26, 2006, or as otherwise extended by the Company. Those holders who have not yet tendered their notes and delivered their consents to the proposed amendments will have more than five (5) business days from the date of their receipt of this notice to accept the Company’s offer, as is required under Section 8.6 of the original Series D purchase agreement. Holders who do not tender their Series D notes will be bound by the amendments notwithstanding that they have not provided their consent.

The Company also announced that the Total Consideration (as defined in the Offer to Purchase and Consent Solicitation Statement) per $1,000 principal amount of Series D notes tendered will be $1018.60. Holders who tender their Series D notes prior to expiration of the tender offer will receive the Total Consideration, plus accrued and unpaid interest from the date of the last interest payment up to the date of payment. Holders who do not tender their Series D notes will receive the Consent Payment, as defined in the Offer to Purchase and Consent Solicitation Statement.

Neither the Company nor its Board of Directors makes any recommendation in connection with the Offer to Purchase or the Consent Solicitation Statement, issued following execution of the proposed plan of arrangement with Rome Acquisition Corp., a wholly owned subsidiary of Georgia Gulf Corporation.

Royal Group Technologies Limited

Royal Group Technologies is a leading producer of innovative, attractive, durable, and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The Company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan",

"budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome including, without limitation, the completion of the proposed plan of arrangement with Rome Acquisition Corp., a wholly-owned subsidiary of Georgia Gulf Corporation; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal's outstanding debt and current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal's credit facilities; changes in Royal's product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of September 13, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701.